July 25, 2011
Via EDGAR and Facsimile (202) 772-9220
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: H. Christopher Owings

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-173445) of Chefs’ Warehouse Holdings, LLC, a Delaware limited liability company (the “Company”)
Ladies and Gentlemen:
     As representatives of the several underwriters of the Company’s proposed initial public offering of 8,000,000 common shares, we hereby join the Company’s request for acceleration of effectiveness of the above-referenced registration statement to 2:00 p.m. (Washington, D.C. time) on July 27, 2011, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the initial public offering of the Company, dated July 15, 2011, through the date hereof:
     Preliminary Prospectus dated July 15, 2011
     4,646 copies to prospective underwriters, institutional investors, dealers and others.
     The undersigned advises that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.
[The remainder of this page is intentionally left blank.]

Very truly yours,

JEFFERIES & COMPANY, INC. BMO CAPITAL MARKETS CORP. WELLS FARGO SECURITIES, LLC BB&T CAPITAL MARKETS, a division of SCOTT & STRINGFELLOW, LLC CANACORD GENUITY INC.

On behalf of themselves and as representatives of the several underwriters

By:	JEFFERIES & COMPANY, INC.

By:	/s/ James R. Walsh

James R. Walsh Managing Director

By:	BMO CAPITAL MARKETS CORP.

By:	/s/ Phillip Winiecki

Phillip Winiecki Managing Director

By:	WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman

David Herman Director
Signature Page
Acceleration Request Letter